RULE 424(B)(3)
                                                     REGISTRATION NO. 333-111921

                               VITAL LIVING, INC.

                 SUPPLEMENT TO PROSPECTUS DATED AUGUST 26, 2004

      This supplement to the prospectus, dated August 26, 2004, as supplemented on September 20, 2004, of Vital Living, Inc. provides information with respect to the following recent events that we have been advised of:

LANGLEY PARK INVESTMENTS TRANSACTION

      Effective as of September 3, 2004, we entered into a Stock Purchase Agreement with Langley Park Investments PLC, a corporation organized under the laws of England and Wales. Pursuant to the agreement, we will sell 5,000,000 shares of our common stock to Langley for $1,090,000 or a per-share purchase price of $0.218. The purchase price to be paid by Langley will be made through the delivery of ordinary shares of Langley to us with a value of (pound)1 per share. The Langley stock was admitted to the London Stock Exchange effective September 30, 2004 and will commence trading on such exchange on October 7, 2004.

      In accordance with the terms of the purchase agreement, upon listing of the Langley stock on the London Stock Exchange, we delivered our common stock to Langley and Langley has delivered 50% of its ordinary shares to us and deposited the remaining 50% of the ordinary shares into an escrow account. The ordinary shares delivered to us immediately are freely tradeable and we may sell them in the open market on the London Stock Exchange at any time. The ordinary shares placed in escrow will be held in escrow as a purchase price adjustment to be determined as follows: If, on the two year anniversary of the date of the agreement, the market value of our common stock has decreased from the price Langley paid ($0.218), then for each 1% that the market value has decreased, a total of 2% of the ordinary shares placed in escrow (or 1% of the total number of ordinary shares issued to us) shall be sold back to Langley at (pound)0.01 per share. The maximum number of ordinary shares that we would be required to sell bacK to Langley will be the full amount of ordinary shares originally placed in escrow.

      Pursuant to the purchase agreement, Langley has agreed that it will not sell, transfer or assign any or all of our common stock it receives in the transaction for a period of two years following the closing without our prior written consent, which consent may be withheld by us in our sole discretion.

                The date of this supplement is September 30, 2004